EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.   Premium Standard Farms, Inc., a Delaware corporation*

2.   Premium Standard Farms of North Carolina, Inc., a Delaware corporation**

3.   LPC Transport, Inc., a Delaware corporation**

4.   Lundy International, Inc., a North Carolina corporation**

5.   L&H Farms, LLC, a North Carolina limited liability company***

6.   L&S Farms, a North Carolina general partnership****

*   a direct, wholly-owned subsidiary of the Registrant

**   an indirect, wholly-owned subsidiary of the Registrant

***   an indirect, 50% owned subsidiary of the Registrant

****   an indirect, 60% owned subsidiary of the Registrant